Exhibit 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to (i) the inclusion in Ur-Energy Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012 and (ii) incorporation by reference in the Registration Statements on Form S-8 (No. 333-153098, 333-168589, 333-168590 and 333-181380) of our report dated February 27, 2013 on the consolidated financial statements of the Company, comprising the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of shareholders’ equity for the period from March 22, 2004 to December 31, 2004 and for each of the years in the period from December 31, 2004 to December 31, 2012, the consolidated statements of operations and comprehensive loss and cash flow for each of the years in the three year period ended December 31, 2012, and the cumulative period from  March 22, 2004 to December 31, 2012; and on the effectiveness of the internal control over financial reporting of Ur-Energy Inc. as of December 31, 2012.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

March 1, 2013